UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  000-29970

THE DESCARTES SYSTEMS GROUP INC.

(Translation of registrant’s name into English)

120 Randall Drive

Waterloo, Ontario

Canada N2V 1C6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The attached Underwriting Agreement issued June 5, 2019 is furnished herewith as Exhibit 99.1.

The attached Consent of Independent Auditor is furnished herewith as Exhibit 99.2.

The attached Press Release issued June 5, 2019 is furnished herewith as Exhibit 99.3.

Exhibits 99.1 and 99.2 to this report on Form 6-K shall be incorporated by reference into and as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-225174) under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit No.	Description

99.1	Underwriting Agreement issued June 5, 2019
99.2	Consent of Independent Auditor
99.3	Press Release issued June 5, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	General Counsel

Date:	June 6, 2019